Schedule13D
CusipNo.86775103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SunCom Wireless Holdings, Inc.
(Name of Issuer)

   Common Stock, par value $0.01 per share
(Title of Class of Securities)

          86775 10 3
(CUSIP Number)

Brad Finkelstein
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
Telephone: (212) 728-5671

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

          May 15, 2007
(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box ☐

Note: The information required on the remainder of this cover page shall not deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners (23A), L.P. (formerly known as J.P. Morgan Partners (23A SBIC) L.P.) 13-337-6808
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 907,815 Class A Common Stock
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 907,815 Class A Common Stock
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,815 Class A Common Stock
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14 TYPE OF REPORTING PERSON PN

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1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Capital, L.P.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 754,910 Class A Common Stock
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 754,910 Class A Common Stock
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,910 Class A Common Stock
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27%
14 TYPE OF REPORTING PERSON PN

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1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sixty Wall Street Fund, L.P.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 37,699 Class A Common Stock
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 37,699 Class A Common Stock
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,699 Class A Common Stock
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14 TYPE OF REPORTING PERSON PN

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Schedule13D
CusipNo.86775103

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends the Schedule 13D originally filed by J.P. Morgan Partners (23A SBIC), L.P., whose name has changed to J.P. Morgan Partners (23A), L.P. (“JPMP (23A)”), J.P. Morgan SBIC, LLC, whose name has changed to J.P. Morgan Investment LLC (“JPM Investment”), Sixty Wall Street SBIC Fund, L.P., whose name has changed to Sixty Wall Street Investment Fund, L.P. (“Sixty Wall Fund”), J.P. Morgan Capital, L.P. (“J.P. Morgan Capital”) and Sixty Wall Street Fund, L.P. (“Sixty Wall Fund”), on February 5, 2007, to disclose a material decrease in the percentage of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of SunCom Wireless Holdings, Inc., a Delaware corporation (the “Issuer”) held by JPMP (23A), J.P. Morgan Capital, and Sixty Wall Fund, together the “Reporting Persons.” In the original Schedule 13D filing, JPM Investment and Sixty Wall Investment Fund reported the transfer of their shares of Class B Common Stock of the Issuer to J.P. Morgan Capital and Sixty Wall Fund, respectively, which were thereafter converted into Class A Common Stock in order to enable the Reporting Persons to consummate the reverse stock split and debt-for-equity exchange described in Item 4 below.

Item 1.	Security and Issuer

This Amendment relates to the Class A Common Stock. The principal executive offices of the Issuer are located at 375 Technology Drive, Malvern, PA 19355.

Item 2.	Identity and Background.

This Amendment is being filed by each of the following Reporting Persons: (i) J.P. Morgan Partners (23A), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), L.P., J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, L.P.), a Delaware limited Partnership, whose principal office is located at c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017, (ii) J.P. Morgan Capital L.P., a Delaware limited partnership, whose principal office is located at 270 Park Avenue, New York, New York 10017, and (iii) Sixty Wall Street Fund, L.P., a Delaware limited partnership, whose principal office is located at 270 Park Avenue, New York, New York 10017.

JPMP (23A) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A) is J.P. Morgan Partners (23A Manager), Inc. (formerly known as J.P. Morgan Partners (23A SBIC Manager), Inc. and CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as “JPMP Manager)”, whose principal business office is located at the same address as JPMP (23A). JPMP (Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (Manager) (the “JPMP (Manager) Disclosed Parties”). As the general partner of JPMP (23A), JPMP (Manager) may be deemed to beneficially own the shares held by JPMP (23A).

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JPMP (Manager) is a wholly-owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as “JPM Chase Bank”) which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank (the “JPM Chase Bank Disclosed Parties”).

J.P. Morgan Capital is also engaged in the venture capital and leveraged buyout business. The general partner of J.P. Morgan Capital is J.P. Morgan Capital Management Company, L.P., a Delaware limited partnership (hereinafter referred to as “Capital Management”), whose principal business office is located at the same address as J.P. Morgan Capital. Capital Management is also engaged in the venture capital and leveraged buyout business. The general partner of Capital Management is J.P. Morgan Capital Management Company, L.L.C., a Delaware limited liability Company (hereinafter referred to as “Capital Management Co.”), whose principal business office is located at the same address as J.P. Morgan Capital. Capital Management Co. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Capital Management Co. (the “Capital Management Co. Disclosed Parties”).

Sixty Wall Fund is also engaged in the venture capital and leveraged buyout business and is owned principally by employees of JPMorgan Chase & Co., a Delaware corporation and its direct and indirect subsidiaries. Sixty Wall Fund co-invests with J.P. Morgan Capital and its subsidiaries. The general partner of Sixty Wall Fund is Sixty Wall Street Management Company, L.P., a Delaware limited partnership, whose principal business address is located at the same address as Sixty Wall Fund (hereinafter referred to as “Management Company”). Management Company is also engaged in the venture capital and leveraged buyout business. As the general partner of Sixty Wall, Management Company may be deemed to beneficially own the shares held by Sixty Wall Fund. Sixty Wall Street Management Company, L.L.C., a Delaware limited liability company (hereinafter referred to as “Management LLC”) is the general partner of Management Company whose principal business address is located at the same address as Sixty Wall Fund. Management LLC is also engaged in the venture capital and leveraged buyout business. As the general partner of Management Company, Management LLC may be deemed to beneficially own the shares held by Sixty Wall Fund. Management LLC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and principal occupations and employments of each executive officer and director of Management LLC (the “Management LLC Disclosed Parties”).

JPM Chase Bank is a wholly-owned subsidiary of JPMorgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. The sole member of each of Capital Management Co. and Management LLC is J.P. Morgan Investment Partners, L.P., whose general partner is JPMP Capital, LLC, a wholly owned subsidiary of JPMorgan Chase. Set forth in Schedule E hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase (the “JPMorgan Chase Disclosed Parties”), and together with the JPMP (Manager) Disclosed Parties, the JPM Chase Bank Disclosed Parties, the Capital Management Co. Disclosed Parties and the Management LLC Disclosed Parties, the “Disclosed Parties”).

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Schedule13D
CusipNo.86775103

During the last five years, no Reporting Person or, to the knowledge of such Reporting Person, no Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

As part of a recapitalization by the Issuer, the Issuer entered into an exchange agreement on January 31, 2007 with certain holders of the 9⅜% senior subordinated notes due 2011 and the 8¾% senior subordinated notes due 2011 issued by SunCom Wireless, Inc., an indirect wholly-owned subsidiary of the Issuer (“SunCom Wireless”). Under the exchange agreement, as amended on May 15, 2007, holders of SunCom Wireless’ subordinated notes party to the amended exchange agreement agreed to exchange their subordinated notes for shares of the Issuers’ Class A common stock.

  On May 15, 2007, the Issuer implemented a 1-for-10 reverse stock split to ensure that there existed sufficient authorized shares of Class A common stock to complete the debt-for-equity exchange contemplated by the exchange agreement. To accomplish this reverse stock split, the Issuer merged with SunCom Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the merger agreement, each issued and outstanding share of Class A Common Stock of the Issuer was converted into 0.1 share of Class A Common Stock of the Issuer, as surviving corporation in the merger, with the contingent right to receive additional shares of Class A Common Stock of the Issuer, as the surviving corporation in the merger, totaling up to a maximum of 3% of the fully-diluted Class A Common Stock of the Issuer in the aggregate to all holders, in the event the Issuer fails to undertake certain actions related to a potential sale of the Issuer following the exchange and the merger. Each issued and outstanding share of common stock of Merger Sub was cancelled in exchange for no consideration.

Also on May 15, 2007, after giving effect to the merger and the reverse stock split, the Issuer consummated the equity-for-debt exchange. In connection with the equity-for debt exchange the Issuer entered into a registration rights agreement to register for resale the shares of Class A common stock received in exchange for tendered SunCom Wireless subordinated notes. On June 4, 2007, the Issuer filed a Registration Statement on Form S-3 to satisfy its obligations under the registration rights agreement.

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Schedule13D
CusipNo.86775103

As a result of the 1-for-10 reverse stock split, the Reporting Persons converted their outstanding shares of Class A Common Stock of the Issuer into 0.1 share of Class A Common Stock of the Issuer. As a result of the reverse stock split and debt-for-equity exchange, the Reporting Persons no longer beneficially own greater than 5% of outstanding Class A Common Shares.

Except as set forth above in this Item 4, none of the Reporting Persons have a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer’s Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

The beneficial ownership and ownership percentages set forth herein are as of May 15, 2007. All ownership percentages set forth herein assume that there are approximately 59,220,142 Shares outstanding, based on the approximate total number of shares provided by the Issuer on May 15, 2007 to be issued and outstanding as of May 15, 2007. Since the filing of the original Schedule 13D Statement on February 5, 2007, the Reporting Persons have decreased the percentage of shares of Class A Common Stock held as follows:

Name	Beneficial Ownership (%)	Sole Voting	Shared Voting	Sole Disposition	Shared Disposition
JPMP (23A)	907,815 (1.5%)*	0	907,815	0	907,815
J.P. Morgan Capital	754,910 (1.27%)	0	754,910	0	754,910
Sixty Wall Fund	37,699 **	0	37,699	0	37,699

* JPMP (23A) directly holds 905,840 shares of Class A Common Stock. It may also be deemed to be the beneficial owner of 1,975 shares of Class A Common Stock held by Arnold L. Chavkin which it has an option to acquire which is currently exercisable.

** Represents less than 1%.

Each Reporting Person is not responsible for the accuracy of any information filed in this Amendment relating to any Reporting Person other than itself and its related persons or entities.

No person other than JPMP (23A), J.P. Morgan Capital and Sixty Wall Fund, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer’s Class A Common Stock owned beneficially by JPMP (23A), J.P. Morgan Capital and Sixty Wall Fund.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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Schedule13D
CusipNo.86775103

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: June 28, 2007

J.P. MORGAN PARTNERS (23A), L.P.

By: J.P. MORGAN PARTNERS (23A MANAGER), INC. as General Partner

By: /s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo Title: Managing Director

J.P. MORGAN CAPITAL, L.P.

By: J.P. MORGANCAPITAL MANAGEMENT COMPANY, L.P., as General Partner

By: J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C., as General Partner

By: /s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo Title: Managing Director

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Schedule13D
CusipNo.86775103

SIXTY WALL STREET FUND, L.P.

By: SIXTY WALL STREET MANAGEMENT COMPANY, L.P., as General Partner

By: SIXTY WALL STREET MANAGEMENT COMPANY, LLC, as General Partner

By: /s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo Title: Managing Director

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Schedule13D
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SCHEDULE A

J.P. MORGAN PARTNERS (23A MANAGER), INC.

Executive Officers (1)

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors (1)

Ina R. Drew*

John C. Wilmot*

(1) Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.

* Principal occupation is employee and/or officer of JPMorgan Chase & Co.
Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

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CusipNo.86775103

SCHEDULE B

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

Executive Officers (1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
General Counsel	Stephen M. Cutler*
Director of Human Resources	John J. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury &
Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Co-Chief Executive Officer, Card Services	Richard J. Srednicki*
Co-Chief Executive Officer, Card Services	Gordon A. Smith*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*
------------------------

(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co.
Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

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Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Steven D. Black	Co-Chief Executive Officer, Investment Bank JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Frank J. Bisignano	Chief Administrative Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	President and Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Michael J. Cavanaugh	Chief Financial Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Charles W. Scharf	Global Head of Retail Financial Services JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James E. Staley	Global Head, Asset & Wealth Management JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

(1) Each of whom is a United States citizen.

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Schedule13D
CusipNo.86775103

SCHEDULE C

J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C.

Executive Officers(1)

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman

Directors (1)

Ina R. Drew*

John C. Wilmot*

(1) Each of whom is a United States citizen except Ana Capella Gomez-Acebo who is a citizen of Spain.

* Principal occupation is employee and/or officer of JPMorgan Chase & Co.
Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

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Schedule13D
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SCHEDULE D

SIXTY WALL STREET MANAGEMENT COMPANY, L.L.C.

Executive Officers(1)

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*
Directors (1)

Ina R. Drew*

John C. Wilmot*

(1) Each of whom is a United States citizen except Ana Capella Gomez-Acebo who is a citizen of Spain.

Principal occupation is employee and/or officer of JPMorgan Chase & Co.
Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

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Schedule13D
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SCHEDULE E

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
General Counsel	Stephen M. Cutler*
Director of Human Resources	John J. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury &
Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Co-Chief Executive Officer, Card Services	Richard J. Srednicki*
Co-Chief Executive Officer, Card Services	Gordon A. Smith*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*

------------------------

(1) Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co.
Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York,
New York 10017.

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Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

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Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

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